                                                                     EXHIBIT 12

                           DOW JONES & COMPANY, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                            (DOLLARS IN THOUSANDS)

                                         YEARS ENDED DECEMBER 31,
                               -----------------------------------------------
                                 1995      1994      1993      1992     1991
                               --------  --------  --------  -------- --------
Net income.................... $189,572  $178,173  $147,547  $107,586 $ 72,189
Add (deduct):
  Income Taxes................  139,878   157,632   138,693   115,946   87,197
  Cumulative effect of
   accounting changes.........              3,007              10,805
  Minority interest in losses
   of subsidiaries............   (6,550)     (787)
  Distribution of earnings
   from associated companies..   10,154     1,328     4,762       233    5,872
  Equity in (earnings) losses
   of associated companies....  (14,193)    5,434       (72)    4,190   (3,863)
                               --------  --------  --------  -------- --------
  Earnings before income
   taxes, adjusted for equity
   investments................  318,861   344,787   290,930   238,760  161,395
                               --------  --------  --------  -------- --------
Fixed charges:
  Interest expense............   18,345    16,858    22,555    30,355   41,166
  Portion of rent representing
   the interest factor........   33,114    30,095    27,951    27,461   26,870
                               --------  --------  --------  -------- --------
  Total fixed charges.........   51,459    46,953    50,506    57,816   68,036
                               --------  --------  --------  -------- --------
  Earnings before income taxes
   and fixed charges, adjusted
   for equity investments..... $370,320  $391,740  $341,436  $296,576 $229,431
                               ========  ========  ========  ======== ========
  Ratio of earnings to fixed
   charges....................      7.2       8.3       6.8       5.1      3.4

For purposes of computing the ratio of earnings to fixed charges (a) "earnings" have been calculated by adding to net income (i) taxes based on income, (ii) interest on debt, (iii) the portion of lease rentals estimated by management to be representative of the interest factor, (iv) minority interest in net income of subsidiary, and (v) distribution of earnings from associated companies, and deducting from net income equity in earnings of associated companies; and (b) "fixed charges" include interest on debt and the portion of lease rentals estimated by management to be representative of the interest factor.